File No. 812-14028

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

MONROE CAPITAL CORPORATION

MONROE CAPITAL PARTNERS FUND, L.P.

MC FUNDING LTD.

MONROE CAPITAL BDC ADVISORS, LLC

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

MONROE CAPITAL MANAGEMENT, LLC

MONROE CAPITAL PARTNERS FUND, LLC

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

Please direct all communications, notices and orders to:	Copies to:
Theodore L. Koenig	Jonathan H. Talcott
Chief Executive Officer	Janis F. Kerns
Monroe Capital Corporation	Nelson Mullins Riley & Scarborough LLP
311 South Wacker Drive	101 Constitution Avenue, NW
Suite 6400	Suite 900
Chicago, Illinois 60606	Washington, DC 20001
(312) 258-8300	(202) 712-2806
(202) 712-2813

This document contains 15 pages (including exhibits),

which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Second Amended and Restated Application for an Order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1.

MONROE CAPITAL CORPORATION

MONROE CAPITAL PARTNERS FUND, L.P.

MC FUNDING LTD.

MONROE CAPITAL BDC ADVISORS, LLC

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

MONROE CAPITAL MANAGEMENT, LLC

MONROE CAPITAL PARTNERS FUND, LLC

311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606

I.	Summary of Application

Monroe Capital Corporation (“Company”), Monroe Capital Partners Fund, L.P. (“Monroe SBIC”), MC Funding Ltd. (“MC Funding,” collectively with Monroe SBIC, the “Affiliated Funds,” and collectively with the Company and Monroe SBIC, the “Funds”), Monroe Capital BDC Advisors, LLC (“BDC Adviser”), Monroe Capital Partners Fund Advisors, Inc. (“Monroe SBIC Adviser”), Monroe Capital Management, LLC (“Monroe Collateral Manager,” and together with Monroe SBIC Adviser, the “Affiliated Advisers”), and Monroe Capital Partners Fund, LLC (“Monroe SBIC General Partner”) (collectively, the “Applicants”)1 and any Future Affiliated Fund (as that term is defined below) hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act to the extent necessary to permit two or more of the Funds, and each Future Affiliated Fund, to (a) co-invest with each other in securities issued by issuers in private placement transactions in which the BDC Adviser or an Affiliated Adviser or any other existing or future adviser controlling, controlled by, or under common control with the Affiliated Advisers (collectively with the Affiliated Advisers, the “Advisers,” and each, an “Adviser”) negotiates terms in addition to price (“Private Placement Securities”);2 and (b) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which an Investor (as defined below) participated together with the Company, the Affiliated Funds and/or one or more other Investors in reliance on the requested order (“Order”).3 “Potential Co-Investment Transaction” means any investment opportunity in which an Investor could not participate together with one or more other Investors without obtaining and relying on the Order.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

II.	Background

1 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

2 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “1933 Act”).

3 The Company has a seven-member board of directors of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Non-Interested Directors”). None of the current or any future Non-Interested Directors will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Funds or of an Investor. None will participate individually in any Co-Investment Transaction.

4 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Company is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act. The Company was organized on February 9, 2011 and commenced operations on October 24, 2012. As of March 31, 2013, the Company had net assets of approximately $85.2 million. The Company’s Objectives and Strategies (as defined below) are to maximize the total return to stockholders in the form of current income and capital appreciation through investment in primarily senior, unitranche and junior secured debt of middle-market companies and, to a lesser extent, unsecured subordinated debt and equity investments.

Monroe SBIC was formed as a Delaware limited partnership on May 11, 2009 for the purpose of providing investors with current income and long-term capital appreciation by investing in private and public middle market companies primarily in the United States. Monroe SBIC was licensed as a small business investment company (“SBIC”) by the United States Small Business Administration in February 2011. As of March 31, 2013, Monroe SBIC had approximately $250 million in commitments. Monroe SBIC’s limited partnership interests have been privately placed, and Monroe SBIC is excluded from the definition of investment company by Section 3(c)(1) of the Act. Monroe SBIC General Partner is the general partner of Monroe SBIC. Monroe SBIC General Partner has entered into a management agreement with Monroe SBIC Adviser.

MC Funding was formed on September 13, 2006 as an exempted company incorporated under the laws of the Cayman Islands with limited liability for the sole purpose of acquiring certain collateralized debt obligations, issuing securities, and engaging in certain related transactions. MC Funding issued approximately $410 million of notes and preferred shares on December 21, 2006, and used the proceeds of its sale of securities primarily to fund the purchase of a portfolio of floating rate senior secured loans and participations. Monroe Collateral Manager, which is wholly owned by Monroe Capital Management Advisors, LLC, an SEC-registered investment adviser, is a Delaware limited liability company that manages the assets of MC Funding.

Each of the Affiliated Funds has the same or a similar investment objective and strategy as the Company’s, focusing primarily on senior, unitranche, and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity of lower middle-market companies. Thus, investments in certain companies generally would be appropriate investments for both the Company and one or more of the Affiliated Funds.

To the extent that there is an investment that falls within the Objectives and Strategies of the Company, the Affiliated Funds and any Future Affiliated Funds (each, an “Investor” and collectively, the “Investors”), the Company intends to co-invest with those participating Investors. “Objectives and Strategies” means an Investor’s investment objectives and strategies, in the case of the Company as described in the Company’s registration statement on Form N-2, other filings the Company has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Company’s reports to shareholders. The outstanding shares of beneficial interest for the Company are listed and traded on the NASDAQ. At present, there is no intent to list either Affiliated Fund’s shares on any exchange. However, if market conditions were to support such an action, one or both of the Affiliated Funds may consider listing its shares on an exchange.

The BDC Adviser, an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (“Advisers Act”), serves as investment adviser to the Company and manages the Company’s portfolio in accordance with the Company’s Objectives and Strategies, makes investment decisions for the Company, places purchase and sale orders for portfolio transactions for the Company and otherwise manages the day-to-day operations of the Company, subject to the oversight of the Company’s Board of Directors. The BDC Adviser is a corporation formed and existing under the laws of the State of Delaware and is wholly owned and controlled by Theodore L. Koenig. Mr. Koenig also owns a controlling interest in, and serves as the principal executive officer of, each of the Affiliated Advisers. He is also the Chief Executive Officer and a Director of the Company. Currently, Mr. Koenig, along with Aaron D. Peck, Michael J. Egan, and Jeremy T. VanDerMeid are responsible for investment selection on behalf of the Company. Mr. Koenig is also responsible for investment selection for the Affiliated Funds, along with one or more of Messrs. Peck, Egan, and VanDerMeid, among other individuals.

For the services provided to the Company by the BDC Adviser pursuant to an advisory agreement with the Company, the Company pays a base management fee and an incentive based fee. The Company currently pays the

BDC Adviser a base management fee calculated at an annualized rate of 1.75% based on the average value of total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. The Company also pays the BDC Adviser a two part incentive fee: (i) an income-based incentive fee and (ii) a capital gains-based incentive fee. The income-based incentive fee rewards the BDC Adviser if the Company’s quarterly net investment income, prior to the deduction of any incentive fee, exceeds the hurdle rate and is paid as follows:

•	no incentive fee in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the hurdle rate (8% annualized);

•

100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter (10% annualized); and

•	20% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10% annualized).

The capital gains-based incentive fee is equal to 20.0% of the net realized capital gains since the Company’s inception, if any, computed net of all realized capital losses and unrealized capital depreciation since the Company’s inception, less any prior payments, and is determined and payable at the end of each fiscal year. As of March 31, 2013, Mr. Koenig owned 69,685 shares, Mr. Peck owned 3,554 shares, Mr. Egan owned 13,902 shares, and Mr. VanDerMeid owned 2,621 shares of the Company (representing 1.2%, 0.1%, 0.2%, and 0.05% respectively of the outstanding shares).

The Company invests its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of the Company’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of the Company’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Company’s consolidated gross assets or more than 10% of that issuer’s voting securities.

From time to time the BDC Adviser, or an entity controlling, controlled by, or under common control with the BDC Adviser, may serve as investment adviser or sub-adviser to other closed-end management investment companies that have elected to be regulated as a BDC, other registered closed-end management investment companies, or other unregistered entities (each a “Future Affiliated Fund”) that will engage in investment activities similar to those engaged in by the Funds. Companies sub-advised by an Adviser or an entity controlling, controlled by, or under common control with an Adviser are included in the term “Future Affiliated Fund” only if the sub-adviser controls the Future Affiliated Fund.

III.	Order Requested

The Applicants respectfully request an order (the “Order”) of the Commission under Sections 17(d), 57(a)(4), and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), the Company, the Affiliated Funds, and any other Investor to be able to participate in Co-Investment Transactions together.

The Investors seek relief to invest in Co-Investment Transactions to the extent such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act without a prior exemptive order of the Commission to the extent that any Investors fall within the category of persons described by Section 57(b) in relation to the Company. This Application seeks relief in order to (i) enable the Investors to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 54(b) of the 1940 Act from participating in a joint transaction with the BDC, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•

Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;[5] or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.6 The BDC Adviser is the investment adviser to the Company and the BDC Adviser, or an entity controlling, controlled by, or under common control with the BDC Adviser is or will be an investment adviser or sub-adviser to the Investors. The Investors may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.7 As a result, these relationships might cause each Investor participating in Co-Investment Transactions to be subject to Sections 17(d) or 54(a)(4), and thus subject to the provisions of Rule 17d-1.

5 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

6 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”). Depending on the nature of the BDC Advisor’s sub-advisory role with an Affiliated Fund or a Future Affiliated Fund, it could be deemed to control the Affiliated Fund or Future Affiliated Fund pursuant to the theory enunciated in Steadman, which would necessitate the requested relief.

7 Section 2(a)(20) of the 1940 Act defines “investment adviser” to an investment company to encompass both top-level investment advisers and sub-advisers to a fund. As a result, the BDC Adviser would be deemed under the 1940 Act to be an investment adviser of each Affiliated Fund and each Future Affiliated Fund, even if it were acting solely as a sub-adviser.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 54(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)… is to prevent… injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 17(d) and Section 54(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, and discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Company and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that the Company would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of the Company. In addition, the Company would be able to invest on equal footing with each Affiliated Fund and other Investor, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. The Company would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. The Company would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be shared pro-rata among the Funds and Investors who participate in the Co-Investment Transactions. The conditions would also prevent the Company from investing in any current investments of an affiliated person, which eliminates the possibility of the Company from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Company, Affiliated Funds, and any other Investors. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the board of directors of the Company. In addition, when considering Potential Co-Investment Transactions for the Company, the BDC Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to the Company. The BDC Adviser undertakes to perform these duties consistently for the Company and any other Investor for which it serves as investment adviser or sub-adviser.

In sum, the Applicants believe that the proposed conditions would ensure that each of the Company, the Affiliated Funds, and any Investor that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, Applicants believe that the participation of the Company, the Affiliated Funds, and any Investors in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Investor that falls within the Company’s then-current Objectives and Strategies, the BDC Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the BDC Adviser deems an Investor’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the Company, the Affiliated Funds, and any Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s available capital, up to the amount proposed to be invested by each. The BDC Adviser will provide the directors who are eligible to vote under Section 57(o) of the Act (the “Eligible Directors”) of the Company with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the BDC Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Investor and Partners) to the Eligible Directors for their consideration. The Company will co-invest with the Affiliated Funds and/or other Investors only if, prior to participating in the Potential Co-Investment Transaction, a “required majority” of the board of directors, as defined in Section 57(o) of the Act (“Required Majority”), concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the shareholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by one or more Affiliated Funds or other Investors would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of the Affiliated Funds or other Investors; provided that, if any other transaction party, but not the Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide, periodic reports to the Company’s board of directors with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that an Affiliated Fund or any Investor or any affiliated person of an Affiliated Fund or any Investor receives in connection with the right of an Affiliated Fund or other Investor to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among an Affiliated Fund or other Investor (who may, in turn, share its portion with its affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Advisers, the Affiliated Funds or any other Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The BDC Adviser will present to the board of directors, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the Affiliated Funds or Investors during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the board of directors pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which the Affiliated Funds or another Investor or any affiliated person of such Affiliated Fund or Investor is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company and participating Affiliated Funds and Investors. The grant to an Affiliated Fund or another Investor, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If an Affiliated Fund or any Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the BDC Adviser will:

(i) notify the Company of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Company in the disposition.

(b) The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Fund(s) and any other Investor.

(c) The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Affiliated Fund(s) and each Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the board of directors of the Company has approved as being in the best interests of shareholders the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the board of directors of the Company is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the BDC Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

(d) The Company, each Affiliated Fund, and each Investor will bear their own expenses in connection with any such disposition.

8. (a) If the Company, each Affiliated Fund, or any Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the BDC Adviser will:

(i) notify the Company of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b) The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company, each Affiliated Fund, and each Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the board of directors of the Company has approved as being in the best interests of the Company and its shareholders the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the BDC Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Company’s and the Affiliated Fund’s or other Investor’s outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the BDC Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the Affiliated Funds and other Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s available capital, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9. The Non-Interested Directors of the Company will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Affiliated Funds or other Investors that the Company considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Non-Interested Director of the Company will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the BDC Adviser under its investment advisory agreement with the Company, be shared by the Funds and other Investors in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds and participating Investors on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the BDC Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by an Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Affiliated Funds and Investors based on the amounts they invest in such Co-Investment Transaction. None of the BDC Adviser, any affiliated person of the Company, the Affiliated Funds, or any Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Funds and any Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Company’s and the Affiliated Funds’ and other Investors’ advisory agreements).

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Company and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Investors would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 54(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

The Company and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of the Company, including the Non-Interested Directors, has determined that it is in the best interests of the Company to participate in Co-Investment Transactions because, among other matters, (i) the Company will be able to participate in a larger number and greater variety of transactions; (ii) the Company will be able to participate in larger transactions; (iii) the Company will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Investors; (iv) the Company and any other Investors participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Company will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Company and its shareholders.10 The Board of the Company, including the Non-Interested Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the BDC Adviser, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of the Company has determined that is proper and desirable for the Company to participate in Co-Investment Transactions with the Affiliated Funds and other Investors.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of the Company’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Investors participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of the Company’s directors must approve various investment decisions with respect to the Company in accordance with the Conditions; and (iii) the Company is required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the BDC Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Company. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of the Company has approved its participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. If the board does not so approve, any such disposition or Follow-On Investment will be submitted to the Company’s Eligible Directors. The board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Company, the Affiliated Funds, and any Investors in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

V.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005, Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009 and Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012.

8 Gladstone Capital Corporation, et. al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30154 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, et. al. (File No. 812- 13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Monroe Capital Corporation

311 South Wacker Dr., Suite 6400

Chicago, Illinois 60606

Attention: Theodore L. Koenig

Aaron D. Peck

Applicants further state that all written or oral communications concerning this Application should be directed to:

Nelson Mullins Riley & Scarborough

101 Constitution Avenue, N.W., Suite 900

Washington, DC 20001

Attention: Jonathan H. Talcott (202) 712-2806

Janis F. Kerns (202) 712-2813

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Theodore L. Koenig in his capacity as Chief Executive Officer or Managing Member of each Applicant. Mr. Koenig signed on behalf of the Company pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of the Company and by resolution of the Company’s Board of Directors.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4), and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: June 5, 2013

MONROE CAPITAL CORPORATION

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: President and CEO

MONROE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the General Partner

MC FUNDING LTD

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member of the Collateral Manager

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: President

MONROE CAPITAL MANAGEMENT, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL PARTNERS FUND, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Second Amended and Restated Application for an order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated June 5, 2013 for and on behalf of Monroe Capital Corporation, Monroe Capital Partners Fund, LP, MC Funding LTD, Monroe Capital BDC Advisors, LLC, Monroe Capital Partners Fund Advisors, Inc., Monroe Capital Management LLC, and Monroe Capital Partners Fund, LLC; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Monroe Capital Corporation

MC Funding LTD
Monroe Capital BDC Advisors, LLC Monroe Capital Partners Fund Advisors, Inc. Monroe Capital Management LLC Monroe Capital Partners Fund, LLC Monroe Capital Partners Fund, LP

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Authorized Signatory

EXHIBIT B

Authorization for

Monroe Capital Corporation

The undersigned hereby certifies that he is the Secretary of Monroe Capital Corporation; that with respect to the attached Second Amended and Restated Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the certificate of incorporation and by-laws of the Company have been taken and the person filing the Application on behalf of the Company is fully authorized to do so; and that the Board of Directors of Monroe Capital Corporation has adopted the following resolution on March 15, 2011:

RESOLVED, that the Proper Officers be, and each hereby is, authorized, empowered and directed to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such Proper Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Company.

Monroe Capital Corporation

By:	/s/ Aaron D. Peck
Name: Aaron D. Peck
Title: Secretary